FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 6, 2007

The Registrant announces High Grade Sample Results and announces Exploration Program on the Jinniushan Gold Project (“GBM”).

2.

Exhibits

2.1

News Release dated February 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Matthew Kavanagh

Date:  February 6, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	February 6, 2007

NEWS RELEASE

HIGH GRADE GOLD ZONES DEFINED ON THE

JINNIUSHAN GOLD PROJECT

AND AGGRESSIVE EXPLORATION PROGRAM IS UNDERWAY

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX: MMM  AMEX: MGH) (the “Company”) is pleased to update its current exploration program on the Jinniushan or Gold Bull Mountain Gold Project (hereafter the GBM Project) located  6 km north of the famous Xiangxi Gold mine, which has been in production for over one hundred years..

In 2006, the Company’s fully-licensed subsidiary, Yuanling Minco Mining Co., Ltd. (Yuanling Minco) acquired the GBM Mining License consisting of 0.178 km2 and the GBM Exploration Permit (16.78 km2) covering the area adjacent to the Mining License and the significant portion of the GBM gold mineralization belt in Yuanling county, Hunan province. Yuanling Minco owns 100% interest in both permits.

The GBM gold belt extends for more than 15 kilometers and is recognizable by wide distribution of artisanal mining adits, pits and tunnels. Gold mineralization at the GBM belt occurs in late Proterozoic sandy slate characterized by strong silification, seritization and pyrititization. Four parallel quartz-vein style gold zones have been recognized with a strong continuity along strike and dip directions.

Minco geologists have completed a preliminary investigation program on the GBM Mining License area, including underground surveying, mapping, and sampling of accessible portions of the GBM gold mine. 71 channel samples in cross cuts were collected from four individual gold zones. At a cutoff of 1g/t gold, the average gold grade and thickness are as follows:

Zone

Average Grade (g/t )

Thickness (m)

V2-1

6.87

0.65

V2-2

22.68

1.06

V2-3

18.78

0.77

Two grab samples collected from zone V2-4 yield 9.25 g/t and 22.45g/t gold.

The Company has started an aggressive exploration program on the GBM project, including 4500m  surface and underground drilling in 24 holes; 1000m of underground drifting and cross cutting; and systematic sampling, surveying, and mapping of old mining tunnels, openings, and surface pits at the GBM mining license area. Sketch mapping, sampling, and trenching programs are also being conducted over the GBM Exploration Permit area. Four drills are presently operating on the GBM Mining License area.

Construction of some basic mining facilities has been completed including power and water supply, explosive storage, road construction to the GBM mine, and a mine-site assay laboratory.

The Company has filed a National Instrument 43-101 report on the GBM project prepared by Peter G. Folk, P. Eng.  The Folk NI 43-101 report can be accessed on-line at www.sedar.com.

This news release has been reviewed and approved for release by William Meyer, P. Eng, Chairman of Board, and designated Qualified Person.

About Minco

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MGH).  The Company has a portfolio of high quality gold projects in China. For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Eric Bertsch or Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.